UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                               STATE BANCORP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   855716-10-6
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ] Rule 13d-1(b)
                  [  ] Rule 13d-1(c)
                  [x ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  855716-10-6

    1       Name of Reporting Persons.
            I.R.S. Identification Nos. of Above Persons (Entities Only)

            Jerry Spiegel
----------- --------------------------------------------------------------------

    2       Check the Appropriate Box If a Member of a Group            (a) []
            --------------------------------------------------------------------
                                                                        (b) [x]
----------- --------------------------------------------------------------------

    3       SEC Use Only
----------- --------------------------------------------------------------------

    4       Citizenship or Place of Organization
            Citizen of the United States of America
----------- --------------------------------------------------------------------

      Number of            5      Sole Voting Power             272,868.990
        Shares
     Beneficially          6      Shared Voting Power           3,380.653
       Owned by
         Each              7      Sole Dispositive Power        272,868.990
      Reporting
        Person             8      Shared Dispositive Power      3,380.653
         With
                        --------- ----------------------------------------------

    9       Aggregate Amount Beneficially Owned by Each Reporting Person
            430,366.570
----------- --------------------------------------------------------------------

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
----------- --------------------------------------------------------------------

11          Percent of Class Represented by Amount in Row 9
            5.04%
----------- --------------------------------------------------------------------

12          Type of Reporting Person
            IN
----------- --------------------------------------------------------------------


CUSIP No.  855716-10-6

    1       Name of Reporting Persons.
            I.R.S. Identification Nos. of Above Persons (Entities Only)

            Emily Spiegel
----------- --------------------------------------------------------------------

    2       Check the Appropriate Box If a Member of a Group            (a) []
            --------------------------------------------------------------------
                                                                        (b) [x]
----------- --------------------------------------------------------------------

    3       SEC Use Only
----------- --------------------------------------------------------------------

    4       Citizenship or Place of Organization
            Citizen of the United States of America
----------- --------------------------------------------------------------------

      Number of            5      Sole Voting Power             154,166.930
        Shares
     Beneficially          6      Shared Voting Power           3,380.653
       Owned by
         Each              7      Sole Dispositive Power        154,116.930
      Reporting
        Person             8      Shared Dispositive Power      3,380.653
         With
                        --------- ----------------------------------------------

    9       Aggregate Amount Beneficially Owned by Each Reporting Person
            430,366.570
----------- --------------------------------------------------------------------

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
----------- --------------------------------------------------------------------

11          Percent of Class Represented by Amount in Row 9
            5.04%
----------- --------------------------------------------------------------------

12          Type of Reporting Person
            IN
----------- --------------------------------------------------------------------



Item 1
            (a) Name of Issuer:  State Bancorp, Inc.

            (b) Address of Issuer's Principal Executive Offices:
                  699 Hillside Avenue
                  New Hyde Park, New York 11040-2512

Item 2
            (a) Name of Person Filing: Jerry Spiegel
                The Securities are beneficially owned by Jerry Spiegel together with his wife, Emily Spiegel, as stated on Exhibit A hereto.

            (b) Address of Principal Business Office or, if None, Residence:
                  c/o Spiegel Associates
                  375 Broadway
                  Jericho, New York 11753

            (c) Citizenship: United States of America

            (d) Title of Class of Securities: Common Stock, par value $5.00 per share

            (e) CUSIP Number: 855716-10-6

Item 3.     Not applicable

Item 4.     Ownership.

            (a) Amount beneficially owned:  430,366.570 shares of common stock

            (b) Percent of class: 5.04%

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or direct the vote:   272,868.990
                (ii)  Shared power to vote or direct the vote: 3,380.653
                (iii) Sole power to dispose or direct the disposition of:
                      272,868.990
                (iv)  Shared power to dispose or direct the disposition of:
                      3,380.653

Item 5.      Not applicable

Item 6.      Not applicable

Item 7.      Not applicable

Item 8.      Not applicable

Item 9.      Not applicable

Item 10.     Not applicable



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 9, 2004



                                                    /s/ Jerry Spiegel
                                                    -----------------
                                                    JERRY SPIEGEL

Exhibit A

We, Jerry Spiegel and Emily Spiegel, hereby affirm that this Schedule 13G is being filed by both of us as beneficial owners of the aggregate number of shares of State Bancorp, Inc. listed therein.

Dated: February 10, 2004

                                        /s/ Jerry Spiegel
                                        -----------------
                                        JERRY SPIEGEL


                                        /s/ Emily Spiegel
                                        -----------------
                                        EMILY SPIEGEL